UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D. C.  20549

   ___________________________________________________________

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                        (Amendment No. 2)

                       UNILAB CORPORATION
                         (Name of Issuer)

                  Common Stock, par value $.01
                 (Title of Class of Securities)

                           904763-10-9
                         (CUSIP Number)

                     Raymond C. Marier, Esq.
               Corning Clinical Laboratories Inc.
                (formerly known as MetPath Inc.)
                       One Malcolm Avenue
                      Teterboro, NJ  07608
                   Telephone:  (201) 393-5000
             (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and
                         Communications)




Check the following box if a fee is being paid with this statement ________.

CUSIP No. 904763-10-9

(1)  Name of Reporting Person
     S. S. or I.R.S. Identification No. of Above Person

     Corning Incorporated
     I.R.S. Identification No.:  16-0393470

(2)  Check the Appropriate Box if a Member of a Group (See
     Instructions)

___  (a)  ___________________________________________________

_X__ (b)  ___________________________________________________
          ___________________________________________________

(3)  SEC Use Only ___________________________________________
     ________________________________________________________

(4)  Citizenship or Place of Organization: __New York________
     ________________________________________________________


____________
 Number of          (7) Sole Voting Power Corning Clinical
  Shares                Laboratories Inc. 1,044,840 (1); Corning
Beneficially            Incorporated - 0
 Owned by           (8) Shared Voting Power_______0__________
   Each                 _____________________________________
 Reporting          (9) Sole Dispositive Power Corning Clinical
  Person                Laboratories Inc. 1,044,840 (1); Corning
   With                 Incorporated -0
____________        (10) Shared Dispositive Power _0__________


(9)  Aggregate Amount Beneficially Owned by Each Reporting Person
     1,044,840 (1) shares of Common Stock by Corning Clinical
     Laboratories Inc.

(10) Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions) __________________________________
     ____________________________________________________________

(11) Percent of Class Represented by Amount in Row (11) _________
     ___________________Less than 5%_______________________

(12) Type of Reporting Person (See Instructions) ____HC__________

-----
(1) This figure includes 20,000 shares of Common Stock that Corning Clinical Laboratories Inc. has a right to purchase pursuant to options/warrants issued to it by the issuer.

CUSIP No. 904763-10-9

(1)  Name of Reporting Person
     S. S. or I.R.S. Identification No. of Above Person

     Corning Clinical Laboratories Inc.
     I.R.S. Identification No.:  16-1387862

(2)  Check the Appropriate Box if a Member of a Group (See
     Instructions)

___  (a)  ___________________________________________________

_X__ (b)  ___________________________________________________
          ___________________________________________________

(3)  SEC Use Only ___________________________________________
     ________________________________________________________

(4)  Citizenship or Place of Organization: __Delaware________
     ________________________________________________________


____________
 Number of          (7) Sole Voting Power Corning Clinical
  Shares                Laboratories Inc. 1,044,840 (1); Corning
Beneficially            Incorporated - 0
 Owned by           (8) Shared Voting Power_______0__________
   Each                 _____________________________________
 Reporting          (9) Sole Dispositive Power Corning Clinical
  Person                Laboratories Inc. 1,044,840 (1); Corning
   With                 Incorporated -0
____________        (10) Shared Dispositive Power _0__________


(9)  Aggregate Amount Beneficially Owned by Each Reporting Person
     1,044,840 (1) shares of Common Stock by Corning Clinical
     Laboratories Inc.

(10) Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions) __________________________________
     ____________________________________________________________

(11) Percent of Class Represented by Amount in Row (11) _________
     ___________________Less than 5%_______________________

(12) Type of Reporting Person (See Instructions) ____CO_________

-----
(1) This figure includes 20,000 shares of Common Stock that Corning Clinical Laboratories Inc. has a right to purchase pursuant to options/warrants issued to it by the issuer.

Item 1.   Issuer

     This statement on Schedule 13G (this "Statement") relates to the common stock, par value $.01 per share, of Unilab Corporation
(the "Issuer"), a Delaware corporation with its principal offices located at 18448 Oxnard Street, Tarzana, CA 91356.

Item 2.   Person Filing and Securities

     This Statement is being filed by Corning Incorporated, a New York corporation ("Corning"), with its principal business office located at One Riverfront Plaza, Corning, NY 14831, and by Corning Clinical Laboratories Inc., a Delaware corporation formerly known as MetPath Inc. ("CCL"), with its principal business office located at One Malcolm Avenue, Teterboro, NJ 07608.

     The class of equity securities to which this Statement relates is the Common Stock, par value $.01 per share (the
"Common Stock") of the Issuer (CUSIP 904763-10-9)

Item 3.   Person Filing Pursuant to Rule 13d-1(b) or 13d-2(b)

          Not applicable.

Item 4.   Ownership.

     Corning is a publicly owned corporation and beneficially owns shares of Common Stock through its wholly owned subsidiary, CCL. As of December 31, 1995 CCL beneficially owned 1,044,840 shares of Common Stock consisting of (i) 1,024,840 shares owned and (ii) immediately exercisable options to purchase 20,000 shares at $2.00 per share, expiring March 8, 2000.

     Based on the number of shares of Common Stock outstanding as of October 27, 1995 (34,923,924 according to the Issuer), the aggregate number of 1,044,840 shares of Common Stock beneficially owned by CCL would constitute approximately 3% of the outstanding shares of Common Stock.

     CCL has the sole power to vote and dispose of the Common Stock which it beneficially owns. CCL also holds 300,000 shares of non-voting convertible preferred stock of Issuer, redeemable at the sole option of Issuer any time from and after November 10, 1998.

Item 5.   Ownership of Five Percent or Less of a Class

          Not applicable.

Item 6.   Ownership of More Than Five Percent on Behalf of
          Another Person

          Not applicable.

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on by the
          Parent Holding Company

          Not applicable.

Item 8.   Identification and Classification of Members of the
          Group

          Not applicable.

Item 9.   Notice of Dissolution of Group

          Not applicable.

Item 10.  Certification

          Not applicable.

                            SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                              CORNING CLINICAL LABORATORIES INC.


Date:  February 12, 1996      By:    /s/ Leo C. Farrenkopf, Jr.
                              Name:  Leo C. Farrenkopf, Jr.
                              Title: Assistant Secretary
                                     Associate General Counsel

                            SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                              CORNING INCORPORATED


Date:  February 12, 1996      By   /s/ A. John Peck
                              Name:  A. John Peck
                              Title: Secretary